UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Marriott Vacations Worldwide Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

57164Y107

(CUSIP Number)

Richard N. Baer, Esq.

Chief Legal Officer

c/o Qurate Retail, Inc.

12300 Liberty Boulevard

Englewood, CO  80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 1, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57164Y107

1.	Names of Reporting Persons Qurate Retail, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,746,252

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,746,252

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,746,252

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes any shares beneficially owned by the executive officers and directors of the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11) 5.8% (1)

14.	Type of Reporting Person (See Instructions) CO

(1) Qurate Retail, Inc.’s (the “Reporting Person” or “Qurate Retail”) percentage ownership specified herein is based upon its share ownership and 47,551,927 shares of the common stock, par value $0.01 per share (the “Common Stock”), of Marriott Vacations Worldwide Corporation, a Delaware corporation (the “Issuer”), estimated to be outstanding following the completion of the transactions contemplated by the Agreement and Plan of Merger, dated as of April 30, 2018 (the “Merger Agreement”), by and among the Issuer, ILG, Inc., a Delaware corporation (“ILG”), Ignite Holdco, Inc., Ignite Holdco Subsidiary, Inc., Volt Merger Sub, Inc., and Volt Merger Sub, LLC, pursuant to which ILG became a wholly owned subsidiary of the Issuer (the transactions contemplated by the Merger Agreement referred to herein as the “Combination Transactions”), which is based upon (i) 20,979,411 shares of Common Stock estimated to be issued in the Combination Transactions by the Issuer pursuant to the terms of the Merger Agreement as reported by the Issuer in its Registration Statement on Form S-4 filed with the Securities and Exchange Commission on August 31, 2018, plus (ii) 26,572,516 shares of Common Stock reported outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 (filed with the Securities and Exchange Commission on August 2, 2018).  See Item 5.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. )

Statement of

Qurate Retail, Inc.

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

Marriott Vacations Worldwide Corporation

Item 1. Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.01 per share (the “Common Stock”), of Marriott Vacations Worldwide Corporation, a Delaware corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 6649 Westwood Boulevard, Orlando, FL 32821.

Item 2.         Identity and Background

The Reporting Person is Qurate Retail, Inc., a Delaware corporation (the “Reporting Person” or “Qurate Retail”), whose principal business is owning controlling and non-controlling interests in a broad range of video and online commerce companies, and whose principal office is located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

Schedule 1, attached to this Statement and incorporated herein by reference, provides the requested information with respect to each executive officer and director, as applicable, of the Reporting Person (the “Schedule 1 Persons”). Each of such executive officers and directors is a citizen of the United States, unless otherwise noted on Schedule 1.

Neither the Reporting Person, nor, to the best of the knowledge of the Reporting Person, any of the Schedule 1 Persons, has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person acquired beneficial ownership of the shares of Common Stock reported on this Statement on September 1, 2018 pursuant to the completion of the Combination Transactions (as defined below) and the agreements and arrangements described in Items 4 and 6.

Item 4.  Purpose of Transaction

On September 1, 2018, the Issuer completed the transactions contemplated by the Agreement and Plan of Merger, dated as of April 30, 2018 (the “Merger Agreement”), by and among the Issuer, ILG, Inc., a Delaware corporation (“ILG”), Ignite Holdco, Inc., Ignite Holdco Subsidiary, Inc., Volt Merger Sub, Inc., and Volt Merger

Sub, LLC, pursuant to which ILG became a wholly owned subsidiary of the Issuer (the transactions contemplated by the Merger Agreement referred to herein as the “Combination Transactions”).  Upon consummation of the Combination Transactions, each outstanding share of the common stock of ILG was converted into $14.75 in cash, without interest, and 0.165 shares of Common Stock, in accordance with the terms of the Merger Agreement.  As a result of the Combination Transactions, the 16,643,957 shares of common stock of ILG beneficially owned by the Reporting Person prior to the closing of the Combination Transactions were converted into approximately $245.5 million in cash and 2,746,252 shares of Common Stock.

The Reporting Person does not have and, to the best of the Reporting Person’s knowledge, none of the Schedule 1 Persons have any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D with respect to the Issuer.

The Reporting Person holds such shares of Common Stock for investment purposes.   Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters, and may, for example, elect (i) to acquire additional shares of Common Stock in open market or privately negotiated transactions or (ii) to dispose of all or a portion of its holdings of shares of Common Stock. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

The information contained in Items 5 and 6 of this Statement is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

(a) — (b) The Reporting Person has the sole power to vote or to direct the voting of 2,746,252 shares of Common Stock of the Issuer, and has the sole power to dispose or direct the disposition of all such shares of the Common Stock of the Issuer. Such shares beneficially owned by the Reporting Person represent approximately 5.8% of the outstanding Common Stock of the Issuer. For purposes of calculating the percentage ownership of the Reporting Person, the total number of shares of the Issuer’s common stock outstanding as of September 1, 2018 is estimated to be 47,551,927, which is based upon (i) 20,979,411 shares of Common Stock estimated to be issued in the Combination Transactions by the Issuer pursuant to the terms of the Merger Agreement, as reported by the Issuer in its Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) on August 31, 2018, plus (ii) 26,572,516 shares of Common Stock reported outstanding by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 2018, filed with the SEC on August 2, 2018. The foregoing beneficial ownership amounts exclude shares of Common Stock of the Issuer beneficially owned by the executive officers and directors of the Reporting Person.  Mr. Mark Vadon, a director of the Reporting Person, beneficially owns 36 shares of Common Stock of the Issuer.  Mr. Gregory B. Maffei, Chairman of the Board and a director of the Reporting Person, beneficially owns 101 shares of Common Stock of the Issuer through a limited liability company which he controls.

(c) Mr. Vadon, a director of the Reporting Person, acquired beneficial ownership of 36 shares of Common Stock of the Issuer on July 25, 2018 in an open market transaction at a price per share of $116.12. Mr. Gregory B. Maffei, Chairman of the Board and a director of the Reporting Person, acquired beneficial ownership of an aggregate of 24 shares of Common Stock of the Issuer on August 2, 2018 through a limited liability company which he controls. Such limited liability company purchased 2 shares of Common Stock at a price per share of $120.54 and 22 shares of Common Stock at a price per share of $120.93. Other than as described in this Statement, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the executive officers and directors of the Reporting Person, effected any transactions in respect of the Common Stock within the last sixty days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 30, 2018, in connection with the Combination Transactions, the Reporting Person entered into a voting agreement by and among the Issuer, ILG, the Reporting Person, and Liberty USA Holdings, LLC (the “Voting Agreement”).

Pursuant to the Voting Agreement, at the Final Holdco Merger Effective Time (as defined in the Merger Agreement) the Issuer assumed all of ILG’s rights and obligations under the Registration Rights Agreement, dated as of October 27, 2015, by and among the Reporting Person, the Liberty Parties (as defined therein) and ILG, subject to certain modifications to the rights and obligations of the parties set forth in the Voting Agreement (as so assumed and so modified, the “Registration Rights Agreement”), and the Issuer was substituted for ILG for all purposes under the Registration Rights Agreement. The Voting Agreement grants the Reporting Person certain additional rights with respect to the registration of shares.

Pursuant to the Registration Rights Agreement, the Issuer is required to promptly file a shelf registration statement covering the Common Stock beneficially owned by the Reporting Person and, in addition, the Reporting Person is entitled to four demand registration rights (and unlimited piggyback registration rights) in respect of the shares of Common Stock beneficially owned by the Reporting Person.  The Registration Rights Agreement sets the aggregate offering price threshold for any demand registration statement at $50 million. The Reporting Person is permitted to exercise its registration rights in connection with certain hedging transactions that it may enter into in respect of the Common Stock, including issuances of exchangeable securities, and the Reporting Person has certain rights regarding the registration of shares in a block trade, if the Reporting Person elects to engage in such a sale. The Issuer will be obligated to indemnify the Reporting Person, and the Reporting Person will be obligated to indemnify the Issuer, against specified liabilities in connection with misstatements or omissions in any registration statement.

The summary of the Voting Agreement and the Registration Rights Agreement does not purport to reflect all of the provisions of such agreements, and is qualified in its entirety by reference to the full text of the Voting Agreement and the Registration Rights Agreement, which have been filed as Exhibits 7(a) and 7(b) hereto.

Item 7.    Material to be Filed as Exhibits

Exhibit No.	Description

7(a)

Amended and Restated Registration Rights Agreement (ILG), dated as of October 27, 2015, by and among ILG, Inc. (f/k/a Interval Leisure Group, Inc.), Qurate Retail, Inc. (f/k/a Liberty Interactive Corporation) and Liberty USA Holdings, LLC (incorporated by reference to Exhibit 7(f) to Amendment No. 1 to Qurate Retail Inc.’s Statement on Schedule 13D/A with respect to ILG, Inc., filed with the SEC on November 2, 2015 (File No. 005-84169)).

7(b)

Voting and Support Agreement, dated as of April 30, 2018, among ILG, Inc., Marriott Vacations Worldwide Corporation, Qurate Retail, Inc., and Liberty USA Holdings, LLC (incorporated by reference to Exhibit 7(f) to Amendment No. 2 to Qurate Retail, Inc.’s Statement on Schedule 13D/A with respect to ILG, Inc., filed with the SEC on May 1, 2018 (File No. 005-84169)).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2018	QURATE RETAIL, INC.

	By:	/s/ Craig Troyer
Name: Craig Troyer
Title: Senior Vice President and Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description

7(a)

Amended and Restated Registration Rights Agreement (ILG), dated as of October 27, 2015, by and among ILG, Inc. (f/k/a Interval Leisure Group, Inc.), Qurate Retail, Inc. (f/k/a Liberty Interactive Corporation) and Liberty USA Holdings, LLC (incorporated by reference to Exhibit 7(f) to Amendment No. 1 to Qurate Retail Inc.’s Statement on Schedule 13D/A with respect to ILG, Inc., filed with the SEC on November 2, 2015 (File No. 005-84169)).

7(b)

Voting and Support Agreement, dated as of April 30, 2018, among ILG, Inc., Marriott Vacations Worldwide Corporation, Qurate Retail, Inc., and Liberty USA Holdings, LLC (incorporated by reference to Exhibit 7(f) to Amendment No. 2 to Qurate Retail, Inc.’s Statement on Schedule 13D/A with respect to ILG, Inc., filed with the SEC on May 1, 2018 (File No. 005-84169)).

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

QURATE RETAIL, INC.

The name and present principal occupation of each director and executive officer of Qurate Retail, Inc. (“Qurate Retail”) are set forth below. The business address for each person listed below is c/o Qurate Retail, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112.  To the knowledge of Qurate Retail, all executive officers and directors listed are United States citizens, except for Fiona P. Dias, who is a citizen of both the United States and Kenya, and M. Ian G. Gilchrist, who is a citizen of both the United States and Canada.

Name	Principal Occupation and Principal Business (if applicable)
Michael A. George	President and Chief Executive Officer of Qurate; Director of Qurate; President and Chief Executive Officer, QVC, Inc.
Gregory B. Maffei	Chairman of the Board and Director of Qurate
Richard N. Barton	Director of Qurate
Fiona P. Dias	Director of Qurate
M. Ian G. Gilchrist	Director of Qurate
Evan D. Malone	Director of Qurate
John C. Malone	Director of Qurate
David E. Rapley	Director of Qurate
Larry E. Romrell	Director of Qurate
Mark Vadon	Director of Qurate
Andrea L. Wong	Director of Qurate
Richard N. Baer	Chief Legal Officer of Qurate
Mark D. Carleton	Chief Financial Officer of Qurate
Albert E. Rosenthaler	Chief Corporate Development Officer of Qurate